Exhibit 1

For Immediate Release

Pointer Telocation Announces Large Scale Driver Behavior Project

in the United States for a Fleet Covering 4,000 Cars

Goal is to reduce accidents and improve driving for taxi and for-hire vehicles

Rosh HaAyin, Israel, January 17, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that it has won a 5 year driver behavior project with an applicant of the American Transit Insurance Company (ATIC), the leading commercial insurance provider for for-hire vehicles in New York City.

The solution will include four thousand Black Car and Car Service vehicles, servicing customers using popular app based Transportation Network Companies (TNCs) such as Uber and Lyft. Installation is expected to be completed by February 2017.

The system integrates technology from Mobileye (NASDAQ: MBLY), a provider of vision-based advanced driver assistance systems (ADAS) with Pointer’s Cellocater hardware and software technologies, which will add intelligent fleet management abilities and driver behavior analysis.

David Mahlab, Chief Executive Officer of Pointer, “We believe that the combination of Mobileye’s advanced warning for collision prevention with our Cellocator driver behavior analysis, will be a highly effective tool in improving driver behavior and preventing accidents.”

Added Mr. Mahlab, “This is our first significant penetration into the US market using our SAAS (software as a service) model, which allows us to expand sales beyond our home-base territories of the combined hardware and software platforms. We see significant potential from this project and we believe that in the future this type of solution will become standard in every commercial vehicle in the United States.”

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Fleet Management, Mobile Asset Management, Stolen Vehicle Recovery, Vehicle Diagnosis and a comprehensive solution in the field of Internet of Things. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559

E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

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